FORM 4

 [  ]   Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

                   UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |---------------------|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    |   JANUARY 31, 2005  |
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(h) of the Investment
            Company Act of 1940

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1.  Name and Address of Reporting Person*

         Harris                    Phillip                       D.
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       (Last)                      (First)                    (Middle)

         3900 West 43rd Street
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                                   (Street)

         Chicago                     IL                        60632
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       (City)                      (State)                      (Zip)

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2.  Issuer Name and Ticker or Trading Symbol
         Packaging Dynamics Corporation (PKDY)
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

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4.  Statement for Month/Day/Year
         September 5, 2002
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5.  If Amendment, Date of Original (Month/Day/Year)

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6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    [ X] Director
    [  ] 10% Owner
    [ X] Officer (give title below)
    [  ] Other (specify title below)

         President and Chief Executive Officer
         -------------------------------------

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7.  Individual, or Joint/Group Filing (Check Applicable Line)
    [ X] Form filed by One Reporting Person
    [  ] Form filed by More than One Reporting Person
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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED
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1.  Title of Security (Instr. 3)
       Common Stock

       Common Stock
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2.  Transaction Date (Month/Day/Year)
       7/1/02

       8/30/02
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2A. Deemed Execution Date, if any (Month/Day/Year)

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3.  Transaction Code (Instr. 8)
       J                        V

       P
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4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    Price:
    106,248                    A                (1)

     27,624                    A                (2)
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5.  Amount of Securities Beneficially Owned Following Reported
    Transaction(s)
    (Instr. 3 and 4)
    133,872

    133,872
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6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
       I

       I
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7.  Nature of Indirect Beneficial Ownership (Instr. 4)
         By DCBS Investors, L.L.C.

         By DCBS Investors, L.L.C.
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TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1.  Title of Derivative Security (Instr. 3)
         Employee Stock Options
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2.  Conversion or Exercise Price of Derivative Security
         $3.90
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3.  Transaction Date (Month/Day/Year)
         7/1/02
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3A. Deemed Execution Date, if any (Month/Day/Year)

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4.  Transaction Code (Instr. 8)
         A                 V
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5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)
         168,827
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6.  Date Exercisable and Expiration Date (Month/Day/Year)

         7/1/05                             7/1/12
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7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

         Common Stock                       168,827
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8.  Price of Derivative Securities (Instr. 5)

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9.  Number of Derivative Securities Beneficially Owned Following Reported
    Transaction(s)
    (Instr. 4)
         168,827
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10. Ownership Form of Derivative Securities Beneficially Owned at End
    Of Month
    (Instr. 4)
         D
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11. Nature of Indirect Beneficial Ownership (Instr. 4)

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EXPLANATION OF RESPONSES:

(1) Mr. Harris acquired shares of common stock in connection with the contribution by DCBS Investors, L.L.C., of which Mr. Harris owned
       14.43% at the time of the contribution, to Packaging Dynamics Corporation of all its ownership interests in Packaging Holdings, L.L.C.

(2) Mr. Harris increased his ownership interest in DCBS Investors, L.L.C., which owns 736,144 shares of Packaging Dynamics common stock, from 14.43% to 18.19%.

         /s/ Phillip D. Harris                          9/5/02
  -----------------------------------            --------------------
   **  SIGNATURE OF REPORTING PERSON                     DATE


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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

    * If the Form is filed by more than one reporting person, see, Instruction 4(b)(v).

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.